CGI Group Inc.
Management's Discussion and Analysis of Financial Position and Results of Operations
For the year ended September 30, 2007
www.cgi.com

About CGI

Founded in 1976, CGI Group Inc. ("CGI") is one of the largest independent information technology and business process services firms in the world. CGI and its affiliated companies employ approximately 26,000 professionals. CGI provides end-to-end IT and BPS services to clients worldwide from offices in Canada, the United States of America ("U.S."), Europe, Asia Pacific as well as from centers of excellence in North America, Europe and India. CGI's annualized revenue run rate is currently **$3.7 billion (US$3.7 billion)** and as at September 30, 2007, CGI's order backlog was **$12.0 billion (US$12.0 billion)**. CGI's shares are listed on the TSX (GIB.A) and the NYSE (GIB) and are included in the S&P/TSX Composite Index as well as the S&P/TSX Capped Information Technology and MidCap Indices.

Shares Outstanding (as at September 30, 2007)

290,545,715 Class A subordinate shares *
34,208,159 Class B shares

*Note: Included in the number of Class A subordinate shares outstanding are 760,500 shares which were repurchased at the end of the year, were held by the Company, and cancelled after September 30, 2007 of which 402,100 were paid after September 30, 2007.

Fiscal 2007 Trading Summary

TSX	(CDN$)	NYSE	(US$)
Open :	$7.31	Open :	$6.65
High :	$12.24	High :	$11.73
Low :	$6.98	Low :	$6.17
Close :	$11.39	Close :	$11.40
Average Daily Trading Volumes:		Average Daily Trading Volumes:	
Fiscal Year	1,358,600	Fiscal Year	149,087
Last 3 months	1,286,986	Last 3 months	264,348

Transfer Agent

Computershare Trust Company of Canada
(800) 564-6253

Investor Relations

Lorne Gorber
Vice-President, Global Communications & Investor Relations
Telephone : (514) 841-3355
lorne.gorber@cgi.com

CGI Group Inc.
Management's Discussion and Analysis of Financial Position and Results of Operations
For the year ended September 30, 2007

Table of Contents

CGI Group Inc.
Management's Discussion and Analysis of Financial Position and Results of Operations
For the year ended September 30, 2007
November 13, 2007

Basis of Presentation
Throughout this document, CGI Group Inc. is referred to as "CGI", "we", "our" or "Company". This Management's Discussion and Analysis of Financial Position and Results of Operations ("MD&A") should be read in conjunction with the audited consolidated financial statements and the notes thereto for the years ended September 30, 2007, 2006, and 2005. CGI's accounting policies are in accordance with Canadian generally accepted accounting principles ("GAAP") of the Canadian Institute of Chartered Accountants ("CICA"). These differ in some respects from GAAP in the United States ("US GAAP"). All dollar amounts are in Canadian dollars unless otherwise indicated.

Forward-Looking Statements
All statements in this MD&A that do not directly and exclusively relate to historical facts constitute "forward-looking statements" within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended, and are "forward-looking information" within the meaning of sections 138.3 and following of the Ontario Securities Act. These statements and this information represent CGI's intentions, plans, expectations and beliefs, and are subject to risks, uncertainties and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements or forward-looking information. These factors include and are not restricted to the timing and size of new contracts, acquisitions and other corporate developments; the ability to attract and retain qualified members; market competition in the rapidly-evolving IT industry; general economic and business conditions, foreign exchange and other risks identified in the MD&A, in CGI's Annual Report or Form 40-F filed with the U.S. Securities and Exchange Commission (filed on EDGAR at www.sec.gov), the Company's Annual Information Form filed with the Canadian securities authorities (filed on SEDAR at www.sedar.com), as well as assumptions regarding the foregoing. The words "believe," "estimate," "expect," "intend," "anticipate," "foresee," "plan," and similar expressions and variations thereof, identify certain of such forward-looking statements or forward-looking information, which speak only as of the date on which they are made. In particular, statements relating to future performance are forward-looking statements and forward-looking information. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements or on this forward-looking information. You will find more information about the risks that could cause our actual results to significantly differ from our current expectations in the Risks and Uncertainties section.

Non-GAAP Measures
The Company reports its financial results in accordance with GAAP. However, in this MD&A, certain non-GAAP financial measures are used, which include:

1. Earnings from continuing operations before restructuring costs related to specific items, interest on long-term debt, other income(net), gain on sale of assets, gain on sale and earnings from an investment in an entity subject to significant influence , non-controlling interest, and income taxes ("adjusted EBIT") and
2. Net earnings from continuing operations prior to restructuring costs related to specific items.

Management's Discussion and Analysis of Financial Position and Results of Operations
For the year ended September 30, 2007

Adjusted EBIT is used by our management as a measure of our operating performance as it provides information that can be used to evaluate the effectiveness of our business from an operational perspective. A reconciliation of this item to its closest GAAP measure can be found on page 18.

Net earnings from continuing operations prior to restructuring costs related to specific items is used by our management as a measure of our operating performance excluding restructuring activities. A reconciliation of this item to its closest GAAP measure can be found on page 20.

Management believes that these non-GAAP measures provide useful information to investors regarding the Company's financial condition and results of operations as they provide additional measures of its performance. They also provide investors with measures of performance to compare our results between periods without regards to specified items. These non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. They should be considered as supplemental in nature and not a substitute for the related financial information prepared in accordance with GAAP.

Corporate Overview
Headquartered in Montreal, Canada, CGI provides end-to-end information technology services (commonly referred to as IT services) and business process services ("BPS") to clients worldwide, utilizing a highly customized, cost efficient delivery model. The Company's delivery model provides for work to be carried out onsite at client premises, or through one of its centers of excellence located in North America, Europe and India. We also have a number of leading business solutions that support long-term client relationships. Our services are generally broken down as:

- Consulting – CGI provides a full range of IT and management consulting services, including business transformation, IT strategic planning, business process engineering and systems architecture.
- Systems integration – CGI integrates and customizes leading technologies and software applications to create IT systems that respond to clients' strategic needs.
- Management of IT and business functions ("outsourcing") – Clients delegate entire or partial responsibility for their IT or business functions to CGI to achieve significant savings and access the best technology, while retaining control over strategic IT and business functions. As part of such agreements, we implement our quality processes and best-of-breed practices to improve the efficiency of the clients' operations. We also integrate clients' operations into our technology network. Finally, we may transfer specialized professionals from our clients, enabling them to focus on mission critical operations. Services provided as part of an outsourcing contract may include development and integration of new projects and applications; applications maintenance and support; technology management (enterprise and end-user computing and network services); transaction and business processing, as well as other services such as payroll and document management services. Outsourcing contracts typically have terms from five to ten years and are renewable.

Our operations are managed through two lines of business ("LOB"), in addition to Corporate services, namely: IT services and BPS. The focus of these LOB's is as follows:

- The IT services LOB provides a full range of services, including systems integration, consulting and outsourcing, to clients located in North America, Europe and Asia Pacific. Our professionals and centers of excellence facilities in North America, Europe and India

> also provide IT and business process services to clients as an integral part of our homeshore, nearshore and offshore delivery model.
>
> - Services provided by the BPS LOB include business processing for the financial services sector, as well as other services such as payroll and document management services.

We take great pride in delivering services of the highest quality to our clients. To do so consistently, we have implemented and maintain a quality program under ISO (International Organization for Standardization). We firmly believe that by designing and implementing rigorous service delivery quality standards followed by continuous monitoring of conformity with those standards we are best able to satisfy our clients' needs. As a measure of the scope of our ISO program, approximately 95% of our revenue was generated by business units having successfully obtained certification.

Competitive Environment
As a global provider of end-to-end information technology and business process services, CGI operates in a highly competitive and rapidly evolving global industry. Our competition comprises a variety of global players, from niche companies providing specialized services to other end-to-end service providers, mainly in the U.S., Europe and India, all of whom are competing for some or all of the services we provide. Because of CGI's expanded capabilities, geographic presence and global delivery model, invitations to participate in larger, more complex opportunities are on the rise.

To compete effectively, CGI focuses on high-end systems integration, consulting and outsourcing where vertical industry knowledge and expertise are required. Our client proximity metro markets business model combined with our global delivery model results in highly responsive and cost competitive delivery. CGI's global delivery model provides clients with a unique blend of onshore, nearshore and offshore delivery options that cater to their strategic and cost requirements. CGI also has a number of leading business solutions that support long-term client relationships. Importantly, all of CGI's business operations are executed based on the same management foundation, ensuring consistency and cohesion across the company.

There are many factors to winning and retaining IT and BPS contracts in today's global market, including the following: total cost of services; ability to deliver; track record; vertical sector expertise; investment in business solutions; local presence; global delivery capability; and the strength of client relationships. CGI compares favorably with our competition with respect to all of these factors.

In summary, CGI's competitive value proposition encompasses the following: end-to-end IT and BPS capability; expertise and proprietary business solutions in five industry sectors; global delivery model, which includes an industry leading nearshore services delivery capability; disciplined management foundation; and client focus, which is supported by our client proximity metro markets business model. Based on this value proposition and CGI's growing critical mass in our three main markets—Canada, the U.S. and Europe—we are in a position to compete effectively on a global scale and win large contracts.

Vision, Mission, and Strategy
Most companies begin with a business vision, but CGI began with a dream. In 1976, CGI founder Serge Godin, then 26 years old, had a dream to create an environment in which members enjoy working together and, as owners, contribute to building a company they can be

Management's Discussion and Analysis of Financial Position and Results of Operations
For the year ended September 30, 2007

proud of. That dream led to CGI's vision of being a world-class IT and BPS leader, helping its clients win and grow, and to its overall mission:

> *. . . to help our clients with professional services of outstanding quality, competence and objectivity, delivering the best solutions to fully satisfy client objectives in information technology, business processes and management. In all we do, we foster a culture of partnership, intrapreneurship, teamwork and integrity, building a world-class IT and BPS company.*

Through a four-pillar growth strategy that combines organic growth and acquisitions, CGI has become a consolidator in the IT services industry. The first pillar of this strategy focuses on generating organic growth through contract wins, renewals and extensions in the areas of outsourcing and systems integration and consulting ("SI&C"). We are significantly growing our outsourcing and SI&C sales funnels across all of our geographic markets.

The second pillar of the strategy involves the pursuit of new large outsourcing contracts, leveraging our end-to-end services, global delivery model and critical mass. CGI's global delivery model offers a unique blend of onshore, nearshore and offshore delivery options that result in highly responsive and cost effective delivery. Further, based on the Company's growth rate over the last several years, we have the critical mass required to bid on large and complex opportunities in North America and Europe.

The third pillar of our growth strategy focuses on the acquisition of smaller firms or niche players. We identify niche acquisitions through a strategic mapping program that systematically searches for targets that will strengthen our vertical market knowledge or increase the richness of our service offerings.

The fourth pillar involves the pursuit of transformational acquisitions focused on expanding our geographic presence and critical mass. This approach further enables us to strengthen our qualifications to compete for large outsourcing contracts.

Throughout its history, CGI has been highly disciplined in following this four-pillar growth strategy, with an emphasis on earnings accretion and maximizing shareholder value. Currently, our key growth targets are the U.S. and Europe.

Developments in 2007

Our efforts to reduce our cost structure in 2006 had the desired impact, and our profit margin strengthened considerably in line with our expectations. Two trends characterized CGI's subsequent performance in fiscal 2007: steady organic growth across all of our geographic markets and stronger profit margins supported by operational excellence. We pursued a business development visibility program we called our Full Offering Strategy, designed to systematically, and with discipline, visit targeted new and existing clients to inform and educate them on CGI's complete end-to-end offering. The strategy was a catalyst for new contracts, extensions and renewals. With this strong focus on fundamentals, we made only one niche acquisition, Codesic Consulting ("Codesic"), and established control over Conseillers en informatique d'affaires ("CIA"). Additionally, we invested our cash, taking advantage of what we viewed as low valuations, and actively repurchased shares on the open market under the terms of our Normal Course Issuer Bid. We also made substantial debt repayments.

Management's Discussion and Analysis of Financial Position and Results of Operations

For the year ended September 30, 2007

New Contracts, Extensions, and Renewals

During fiscal 2007, CGI booked $3.3 billion of new contracts, extensions and renewals including but not limited to the following:

- October 4, 2006: Five-year US$65 million contract renewal for hosting and application maintenance and operations for the Commonwealth of Virginia's eVA procurement portal solution.
- October 11, 2006: Five-year US$22.6 million managed services contract to host and operate its AMS Advantage® ERP system for the State of Wyoming.
- November 13, 2006: Five-year $100 million plus extension of an IT outsourcing contract with the Laurentian Bank of Canada to June 2016.
- January 26, 2007: Seven-year $23.6 million contract to provide multi-level IT services and technology outsourcing for the Acxsys Corporation.
- March 6, 2007: Two-year $9.7 million contract to provide systems integration support services to Public Works and Government Services Canada's Financial Systems Transformation Project.
- March 29, 2007: Two-year extension with National Bank of Canada to provide payroll services to the bank's corporate clients until 2016.
- May 4, 2007: 34-month US$16.1 million contract with the Washington State Children's Administration to deliver critical services to families.
- May 9, 2007: Six-year US$84 million contract with Los Angeles County for the next phase of its ERP system project.
- May 11, 2007: Four-year contract renewal with the BDC (Business Development Bank of Canada) plus an option of three supplemental one year periods, to provide services including hosting, printing and insertion, system environment management, internet bandwidth and business continuity planning.
- May 14, 2007: Five-year $9 million contract with the Calgary Health Region which makes CGI the primary IT services provider to design, build, implement, and operate the Alberta Provincial Health Information Exchange.
- August 22, 2007: Five-year contract renewal agreement with the Groupement des assureurs automobiles covering the operational aspects of the Fichier central des sinistres automobiles in Quebec for the processing and distribution of motor vehicle claims records in Quebec.
- August 29, 2007: Agreement with The Commerce Group, Inc. to extend their personal and commercial automobile policy processing services agreement through December 31, 2011.
- September 14, 2007: Seven-year IT outsourcing contract with BRP (Bombardier Recreational Products Inc.) to manage the company's SAP infrastructure support, business intelligence applications, websites, as well as the e-commerce application that allows retailers and distributors to do business with BRP around the world.
- September 19, 2007: Two-year US$27 million renewal to administer multi-family housing payments in the state of Ohio for the U.S. Department of Housing and Urban Development.
- September 20, 2007: Five-year US$17.5 million contract with Orange County to upgrade its finance and purchasing information systems.

Management's Discussion and Analysis of Financial Position and Results of Operations
For the year ended September 30, 2007

- September 24, 2007: One-year US$8.5 million renewal with the U.S. Department of Housing and Urban Development in Northern California to provide contract administration and payment services for site-based multi-family housing assistance payments.

Acquisition

On May 3, 2007, we completed the acquisition of privately held Codesic Consulting, an IT services firm located in Seattle, Washington, for an aggregate consideration of $24.0 million. Codesic assisted clients in the management of strategic initiatives, integrating technology with business and supporting critical computing environments.

Control over Conseillers en informatique d'affaires (CIA)

On April 19, 2007, following changes to the shareholders' agreement, CGI established control of Conseillers en informatique d'affaires. CIA is a provider of IT services primarily in the government and financial sectors. The previous agreement was amended to remove limits to CGI's representation on the Board of Directors. The Company holds three of the five board positions, with a 64.7% ownership stake.

Share Repurchase Program

On January 30, 2007, the Company's Board of Directors authorized the renewal of a Normal Course Issuer Bid and the purchase of up to 10% of the public float of the Company's Class A subordinate shares during the period ending February 4, 2008 . The Company received approval from the Toronto Stock Exchange for its intention to make an Issuer Bid that allows CGI to purchase on the open market up to 29,091,303 Class A subordinate shares for cancellation.

During fiscal 2007, the Company repurchased 12,339,400 of its Class A subordinate shares for $126.4 million at an average price of $10.25 including commissions under the current and previous Normal Course Issuer Bid.

Amended Credit Facility

On August 13, 2007, the Company amended its existing five-year unsecured credit facility to increase the amount to $1.5 billion with the possibility to increase it further to $1.75 billion. The new credit facility, syndicated through 20 international financial institutions, has a five-year term expiring in August 2012 and can be extended on an annual basis. The applicable interest rate charged under the credit facility is based on the Company's indebtedness ratio and the form of borrowing chosen by the Company. Please see Note 8 to the consolidated financial statements for more information on our credit facilities.

Competitive Position Strengthening Program

As announced on March 29, 2006, the Company has taken measures to reduce the overall cost structure and accelerate the expansion of its global delivery model partially due to lower than expected revenue from BCE. In line with this plan, approximately 1,150 positions were eliminated, primarily located in Montreal and Toronto, of which half were related to BCE. The remaining headcount reduction stemmed from other adjustments to CGI's cost base and included reductions in global and corporate functions.

The expansion of the global delivery model created new positions in our centers of excellence in Atlantic Canada, Southwest Virginia, and India which partially offset the headcount reductions. This exercise allowed the Company to further reduce its overhead and increase the overall utilization rate of its workforce.

CGI GROUP INC.

Management's Discussion and Analysis of Financial Position and Results of Operations

For the year ended September 30, 2007

In the first quarter of 2007, we completed our Competitive Position Strengthening Program. The objectives of the program have been successfully met. A total pre-tax provision of $90.3 million was taken for the program with $67.3 million taken in fiscal 2006 and $23.0 million taken in 2007. Please refer to Note 14 to the consolidated financial statements for more information on our Competitive Position Strengthening Program.

Management's Discussion and Analysis of Financial Position and Results of Operations

For the year ended September 30, 2007

Overview of the Year

Selected Annual Information

Years ended September 30	2007	2006	2005	Change 2007/2006	Change 2006/2005
Backlog[1] *(in millions of dollars)*	12,042	12,722	12,863	-5.3%	-1.1%
Bookings *(in millions of dollars)*	3,276	3,997	3,573	-18.0%	11.9%
Revenue					
Revenue *(in '000 of dollars)*	3,711,566	3,477,623	3,685,986	6.7%	-5.7%
Year-over-year growth prior to foreign currency impact	7.1%	-2.8%	20.5%		
Profitability					
Adjusted EBIT[2] margin	11.0%	8.9%	9.4%		
Net earnings prior to restructuring costs					
related to specific items[3] margin	6.8%	5.5%	5.9%		
Net earnings margin	6.4%	4.2%	5.9%		
Basic EPS from continuing operations *(in dollars)*	0.72	0.40	0.50	79.6%	-20.0%
Diluted EPS from continuing operations *(in dollars)*	0.71	0.40	0.50	77.0%	-20.0%
Basic EPS from continuing operations prior to					
restructuring costs related to specific items *(in dollars)*	0.76	0.53	0.50	44.0%	6.0%
Diluted EPS from continuing operations prior to					
restructuring costs related to specific items *(in dollars)*	0.75	0.52	0.50	44.6%	4.0%
Balance sheet *(in '000 of dollars)*					
Total assets	3,475,808	3,692,032	3,986,659	-5.9%	-7.4%
Total long-term liabilities before clients' funds obligations	745,440	1,121,739	583,594	-33.5%	92.2%
Cash generation / Financial structure					
Cash provided by operating activities *(in '000 of dollars)*	550,169	305,596	480,709	80.0%	-36.4%
Days sales outstanding[4]	44	52	48	15.3%	-8.3%
Net debt to capitalization ratio[5]	16.8%	27.2%	0.3%		

1:   Backlog includes new contract wins, extensions and renewals, partially offset by the backlog consumed during the year as a result of client work performed and adjustments related to the volume, cancellation and/or the impact of foreign currencies to our existing contracts. Backlog incorporates estimates from management that are subject to change from time to time.

2:   Adjusted EBIT is a non-GAAP measure for which we provide a reconciliation to its closest GAAP measure on page 18.

3:   Net earnings prior to restructuring costs is a non-GAAP measure. A reconciliation to its closest GAAP measure is provided on page 20.

4:   Days sales outstanding ("DSO") is obtained by subtracting deferred revenue and tax credits receivable from accounts receivable and work in progress; the result is divided by the fourth quarters' revenue over 90 days.

Management's Discussion and Analysis of Financial Position and Results of Operations
For the year ended September 30, 2007

5:   The net debt to capitalization ratio represents the proportion of long-term debt net of cash and cash equivalents over the sum of shareholders' equity and long-term debt.

Financial Review of 2007, 2006 and 2005

Revenue

Revenue Variation and Revenue by LOB
The following table provides a summary of our revenue growth, in total and by LOB, separately showing the impacts of foreign currency variations between 2007 and 2006. The 2006 and 2005 revenue by LOB are recorded reflecting the actual foreign exchange rates of each respective year.

Years ended September 30	2007	2006	2005	Change 2007/2006	Change 2006/2005
(in '000 of dollars except for percentage)					
Revenue	**3,711,566**	3,477,623	3,685,986	**6.7%**	-5.7%
Variation prior to foreign currency impact	**7.1%**	-2.8%	20.5%		
Foreign currency impact	**-0.4%**	-2.9%	-3.5%		
Variation over previous year	**6.7%**	-5.7%	17.0%		
IT services revenue prior to foreign currency impact	**3,262,258**	3,011,741	3,194,598	**8.3%**	
Foreign currency impact	**(9,876)**	-	-		
IT services revenue	**3,252,382**	3,011,741	3,194,598	**8.0%**	-5.7%
BPS revenue prior to foreign currency impact	**463,242**	465,882	491,388	**-0.6%**	
Foreign currency impact	**(4,058)**	-	-		
BPS revenue	**459,184**	465,882	491,388	**-1.4%**	-5.2%
Revenue	**3,711,566**	3,477,623	3,685,986	**6.7%**	-5.7%

Management's Discussion and Analysis of Financial Position and Results of Operations
For the year ended September 30, 2007

For fiscal 2007, revenue was $3,711.6 million, an increase over both 2006 and 2005. On a constant currency basis, revenue increased by 7.1% from last year. The impact of foreign currency was -0.4%, where unfavourable US dollar fluctuations were partly offset by favourable gains from the euro and pound sterling. From a client perspective, revenue growth on a constant currency basis was 6% for Canada, 9% for U.S. and 13% for Europe and Asia.

For fiscal 2006, revenue decreased by 2.8% on a constant currency basis when compared to 2005 and was further impacted by -2.9% due to currency fluctuations with the resulting total revenue change for fiscal 2006 being -5.7%.

IT Services
In fiscal 2007, on a constant currency basis, revenue from IT services increased by 8.3% or $250.5 million when compared to 2006. This increase is the result of additional business from new and existing clients during the year. The Company experienced strong growth in all of its geographic markets and targeted verticals.

When comparing 2006 to 2005, revenue decreased by $182.9 million. This was a direct result of less than expected work volumes from BCE during 2006, as well as the ramping-down and termination of isolated contracts not meeting our profitability standards. Foreign currency fluctuations unfavourably impacted revenue by $95.5 million. These decreases were partly offset by additional business won from new and existing clients and two niche acquisitions made in fiscal 2006.

BPS
Revenue in our BPS line of business decreased by 0.6% on a constant currency basis in fiscal 2007 driven by the lower volume of claims processed in our insurance business throughout the year, as well as the reduction of revenue resulting from the sale of our electronic switching assets in the first quarter of fiscal 2006. This decline was partially offset by additional work with existing clients, predominantly in our U.S. government and healthcare sector and document management services.

When comparing 2006 to 2005, we experienced a decrease of $25.5 million primarily attributable to the sale of our electronic switching assets, the termination of a contract not meeting our profitability standards, and unfavourable foreign currency impacts of $10.9 million, partly offset by new work in our government and healthcare and financial services sectors of the U.S. market.

Management's Discussion and Analysis of Financial Position and Results of Operations
For the year ended September 30, 2007

Revenue Distribution
The following tables provide additional information regarding our revenue mix:

  

Contract Types	Geographic Markets	Targeted Verticals

A. Management of IT and business functions (outsourcing)
   i) IT services 42%
   ii) BPS 13%
B. Systems integration and consulting 45%
	A. Canada 59%
	B. U.S. 33%
	C. Europe and Asia Pacific 8%
		A. Financial services 33%
		B. Government and healthcare 32%
		C. Telecommunications and utilities 21%
		D. Manufacturing 7%
		E. Retail and distribution 7%

Management's Discussion and Analysis of Financial Position and Results of Operations
For the year ended September 30, 2007

Client Concentration

In fiscal 2007, our revenue from BCE and its subsidiaries, our largest client, represented 11.6% of our revenue, compared to 11.9% in fiscal 2006 and 14.3% in fiscal 2005.

Operating Expenses

Years ended September 30	2007	2006	2005	**As a percentage of revenue 2007**	As a percentage of revenue 2006	As a percentage of revenue 2005
(in '000 of dollars except for percentage)						
Costs of services, selling and administrative	**3,126,105**	2,996,521	3,151,558	**84.2%**	86.2%	85.5%
Amortization						
Capital assets	**33,808**	35,138	41,420	**0.9%**	1.0%	1.1%
Contract costs related to transition costs	**19,476**	14,914	14,502	**0.5%**	0.4%	0.4%
Finite-life intangibles and other long-term assets	**124,364**	119,717	125,095	**3.4%**	3.4%	3.4%
Impairment of contract costs and finite-life intangibles	**-**	997	18,266	**0.0%**	0.0%	0.5%
Total amortization	**177,648**	170,766	199,283	**4.8%**	4.9%	5.4%

Costs of Services, Selling and Administrative

Building on the momentum we've created in streamlining our operations through our Competitive Position Strengthening Program, we have driven down costs of services, selling and administrative expenses as a percentage of revenue from 86.2% in fiscal 2006 to 84.2% in fiscal 2007, trending down further from the 85.5% reported in 2005. This demonstrates our ongoing commitment to effectively manage our cost structure through the improved efficiencies of our workforce and reduced overhead expenses. During fiscal 2007, fluctuations in foreign currencies favorably impacted our costs by $11.4 million significantly offsetting the impact of the currency related revenue reduction noted in the previous section.

When comparing fiscal 2006 to 2005, the decrease in our services, selling and administrative expenses is largely related to the rapid reduction of the BCE work program adversely impacting our cost structure. This led the Company to undertake the Competitive Position Strengthening Program at the end of the second quarter of fiscal 2006 to improve utilization rates and reduce overhead.

Amortization

The variation in finite-life intangibles and other long-term assets amortization expense for 2007 as compared to 2006 was mainly due to the amortization associated with a business solution for our oil and gas clients in Western Canada which became commerically available in the

Management's Discussion and Analysis of Financial Position and Results of Operations
For the year ended September 30, 2007

fourth quarter of 2007. This increase was partially offset by lower amortization associated with certain software and other intangibles having been fully amortized in the year.

The increase in amortization relating to contract costs is due to the ramp-up and full year impact of transition cost amortization associated with new clients and contracts.

Additionally, the decline in amortization of capital assets for 2007 as compared to 2006 is attributable to a reduction of amortization for computer equipment and furniture due to certain equipment having been fully amortized. This is offset partially by increases in amortization for leasehold improvements due to the initiative taken to consolidate and optimize our real estate space.

When comparing fiscal 2006 to 2005, the decrease in overall amortization expense of $28.5 million was mainly related to impairment charges taken against contract costs and finite-life intangibles in 2005, specifically a $9.6 million impairment charge related to our Canadian credit union business and additional impairment charges of $8.7 million taken on certain unprofitable contracts and finite-life intangibles. Additionally, amortization of capital assets decreased due to certain computer equipment having been fully amortized and the non-recurring cost of disposed assets during 2005. Amortization of finite-life intangible and other long-term assets decreased due to certain software having been fully amortized partly offset by additional amortization related to our business solutions for the brokerage industry.

Adjusted EBIT by LOB

Years ended September 30	2007	2006	2005
(in '000 of dollars except for percentage)			
IT services	**411,636**	334,137	361,338
As a percentage of IT services revenue	*12.7%*	*11.1%*	*11.3%*
BPS	**59,055**	55,114	69,442
As a percentage of BPS revenue	*12.9%*	*11.8%*	*14.1%*
Corporate	**(62,878)**	(78,915)	(84,635)
As a percentage of revenue	*-1.7%*	*-2.3%*	*-2.3%*
Adjusted EBIT	**407,813**	310,336	346,145
Adjusted EBIT margin	*11.0%*	*8.9%*	*9.4%*

Management's Discussion and Analysis of Financial Position and Results of Operations

For the year ended September 30, 2007

IT Services

For the year ended September 30, 2007, adjusted EBIT increased by $77.5 million over 2006, representing an increase from 11.1% to 12.7% of revenue primarily due to growth across our geographies, the benefits from our Competitive Position Strengthening Program and improved margins on new and existing contracts.

When comparing 2006 and 2005, the decrease in adjusted EBIT of $27.2 million resulted mainly from the decrease in work volumes with BCE, partly offset by additional work from new and existing clients, savings yielded from the competitive position strengthening program initiated in March 2006, and improved profitability stemming from our U.S. operations.

BPS

In fiscal 2007, adjusted EBIT increased by $3.9 million, while as a percentage of revenue, our margin improved from 11.8% in 2006 to 12.9% in 2007. This increase was mainly driven by the profitability of new contracts, partly offset by the impact of a lower volume of claims processed in our insurance business.

When comparing 2006 and 2005, the adjusted EBIT decreased by $14.3 million, mainly due to the sale of our electronic asset switching business during the first quarter of 2006, as well as the amortization and maintenance costs related to a business solution for the brokerage industry, which became commercially available at the beginning of fiscal 2006.

For each of the fiscal years 2007, 2006 and 2005, the decrease in corporate expenses as a percent of revenue was mainly due to on-going cost reduction initiatives to improve our competitiveness.

Management's Discussion and Analysis of Financial Position and Results of Operations
For the year ended September 30, 2007

Earnings From Continuing Operations Before Income Taxes

The following table provides, for the periods indicated, a reconciliation between our adjusted EBIT and earnings from continuing operations before income taxes which is reported in accordance with Canadian GAAP:

Years ended September 30	2007	2006	2005	As a percentage of revenue 2007	As a percentage of revenue 2006	As a percentage of revenue 2005
(in '000 of dollars except for percentage)						
Adjusted EBIT	407,813	310,336	346,145	11.0%	8.9%	9.4%
Restructuring costs related to specific items	(23,010)	(67,266)	-	-0.6%	-1.9%	0.0%
Interest on long-term debt	(41,818)	(43,291)	(24,014)	-1.1%	-1.2%	-0.7%
Other income, net	9,262	7,252	7,156	0.2%	0.2%	0.2%
Gain on sale of assets	700	10,475	-	0.0%	0.3%	0.0%
Gain on sale and earnings from an investment in an entity subject to significant influence	-	-	4,537	0.0%	0.0%	0.1%
Non-controlling interest, net of income taxes	(251)	-		0.0%	0.0%	0.0%
Earnings from continuing operations before income taxes	352,696	217,506	333,824	9.5%	6.3%	9.1%

Restructuring Costs Related to Specific Items

The Company recorded its final charge of $23.0 million related to its Competitive Position Strengthening Program in the first quarter of fiscal 2007. Further details of the program are discussed on page 9 of the MD&A and in Note 14 to the consolidated financial statements.

Interest on Long-Term Debt

The decrease in interest expense in fiscal 2007 is a direct result of debt repayments. Interest expense includes interest paid on the debt used to finance the purchase of 100 million Class A subordinate shares from BCE in January 2006 for consideration of $866.0 million including related costs. The increase in 2006 over 2005 is directly related to the debt incurred to finance the purchase of these shares from BCE. Please refer to Note 8 to the consolidated financial statements for additional information on our outstanding debt obligations.

Other Income, Net

The majority of the increase over 2006 and 2005 relates to interest earned on research and development claims received in the year.

Gain on Sale of Assets

In fiscal 2006, we recorded a $10.5 million gain on the sale of our electronic switching assets.

CGI GROUP INC.

Management's Discussion and Analysis of Financial Position and Results of Operations
For the year ended September 30, 2007

Gain on Sale and Earnings from an Investment in an Entity Subject to Significant Influence
The 2005 gain in the sale of our interest in Nexxlink Technologies Inc. had yielded a pre-tax gain of $4.2 million.

Non-Controlling Interest
During the third quarter of 2007, we began using the consolidation method to account for our interest in CIA. Previously, this operation qualified as a joint venture and was proportionally consolidated in the financial statements (please refer to page 9 of the MD&A for further details and Note 18 to the consolidated financial statements).

Income Taxes
Income taxes expense was $116.3 million for the year ended September 30, 2007. This represents a $45.3 million increase when compared to the fiscal 2006 expenses of $71.0 million. The increase is directly related to the increase in earnings before income tax during the period. The tax impact of the restructuring charges recorded during fiscal 2007 was $8.3 million. The income tax rate was 33.0% up from 32.6% last year as the 2006 rate was impacted by the revaluation of future income tax balances resulting from a statutory rate decrease in Canada starting in 2008 which was enacted on June 22, 2006.

When comparing fiscal 2006 and 2005, the reduction in income tax expense was primarily related to the impact of the restructuring charges recorded in fiscal 2006, while the reduction in the income tax rate of 1.6% was the result of the previously noted revaluation of future income tax balances enacted in 2006, recovery of unbooked prior years' losses and the benefits arising from investments in subsidiaries.

Management's Discussion and Analysis of Financial Position and Results of Operations

For the year ended September 30, 2007

Net Earnings

The following table includes a reconciliation between net earnings from continuing operations prior to restructuring costs related to specific items and net earnings from continuing operations which is reported in accordance with Canadian GAAP:

Years ended September 30	2007	2006	2005	Change 2007/2006	Change 2006/2005
(in '000 of dollars unless otherwise indicated)					
Net earnings from continuing operations prior to restructuring costs related to specific items	**251,081**	191,267	219,698	**31.3%**	-12.9%
Margin	*6.8%*	*5.5%*	*6.0%*		
Restructuring costs related to specific items	**23,010**	67,266	-	**-65.8%**	-
Tax impact of restructuring costs related to specific items	**(8,331)**	(22,532)	-	**-63.0%**	-
Net earnings from continuing operations	**236,402**	146,533	219,698	**61.3%**	-33.3%
Margin	*6.4%*	*4.2%*	*6.0%*		
Net loss from discontinued operations	**-**	-	(3,210)		
Net earnings	**236,402**	146,533	216,488	**61.3%**	-32.3%
Margin	*6.4%*	*4.2%*	*5.9%*		
Weighted average number of Class A subordinate shares and Class B shares *(basic)*	**329,016,756**	362,783,618	439,349,210	**-9.3%**	-17.4%
Weighted average number of Class A subordinate shares and Class B shares *(diluted)*	**333,876,564**	364,706,656	441,573,512	**-8.5%**	-17.4%
Basic earnings per share from continuing operations prior to restructuring costs related to specific items *(in dollars)*	**0.76**	0.53	0.50	**44.0%**	6.0%
Diluted earnings per share from continuing operations prior to restructuring costs related to specific items *(in dollars)*	**0.75**	0.52	0.50	**44.6%**	4.0%
Basic earnings per share (*in dollars*)	**0.72**	0.40	0.49	**79.6%**	-18.4%
Diluted earnings per share (*in dollars*)	**0.71**	0.40	0.49	**77.0%**	-18.4%

For the fiscal period ended September 30, 2007, net earnings from continuing operations increased by 61.3% ($89.9 million) over the prior year. The favourable variance in net earnings resulted mainly from our revenue growth in IT services and the benefits realized from our competitive position strengthening program completed in the first quarter of 2007.

Management's Discussion and Analysis of Financial Position and Results of Operations
For the year ended September 30, 2007

When comparing 2006 to 2005, net earnings from continuing operations decreased by $73.2 million or 33.3%. This decline was primarily caused by the restructuring costs incurred in fiscal 2006 as part of our Competitive Position Strengthening Program taken in response to a reduction in work volumes with BCE.

CGI's basic and diluted weighted average number of shares outstanding at the end of the 2007 was down by 9.3% and 8.5% respectively compared with 2006, due to the repurchase of shares on the open market as part of the Normal Course Issuer Bid, the repurchase of 100 million Class A subordinate shares from BCE in January 2006, and partly offset by the issuance of shares upon the exercise of stock options.

Liquidity
CGI's growth is financed through a combination of our cash flow from operations, borrowing under our existing credit facilities, the issuance of debt, and the issuance of equity. One of our primary financial goals is to maintain an optimal level of liquidity through the active management of our assets and liabilities as well as our cash flows.

As at September 30, cash and cash equivalents were $88.9 million for 2007 compared to $115.7 million in 2006. The following table illustrates the main activities for the last three fiscal years.

Years ended September 30	2007	2006	2005	Change 2007/2006	Change 2006/2005
(in '000 of dollars)					
Cash provided by continuing operating activities	550,169	305,596	480,709	244,573	(175,113)
Cash used in continuing investing activities	(156,640)	(135,392)	(106,277)	(21,248)	(29,115)
Cash used in continuing financing activities	(416,793)	(294,080)	(329,188)	(122,713)	35,108
Effect of foreign exchange rate changes on cash and cash equivalents	(3,586)	(854)	(6,167)	(2,732)	5,313
Net increase (decrease) in cash and cash equivalents from continuing operations	(26,850)	(124,730)	39,077	97,880	(163,807)

Cash Provided by Operating Activities
Cash provided by continuing operating activities was $550.2 million or 14.8% of revenue for 2007, compared with $305.6 million last year. The year-over-year increase of $244.6 million resulted from improved profitability along with improvements to our working capital incorporating an eight day improvement in our days sales outstanding ("DSO") along with the timing of income tax installments and payments for employee compensation partly offset by certain payments made to third party vendors.

When comparing 2006 versus 2005, the decline in cash provided by continuing operating activities resulted mainly from lower earnings from operations as discussed above and the timing of large client payments which were partially offset by lower integration payments related to acquisitions.

CGI GROUP INC.

Management's Discussion and Analysis of Financial Position and Results of Operations
For the year ended September 30, 2007

Cash Used in Investing Activities

During 2007, a total of $156.6 million was invested, an increase of $21.2 million compared with the $135.4 million last year. The investments were primarily in the development of business solutions, software licenses, contract costs, capital assets as well as our acquisition of Codesic.

Investments in finite-life intangibles and other long-term assets were $66.3 million in 2007 compared to $68.0 million in 2006. These investments were primarily comprised of business solutions of $37.3 million and software licenses of $14.5 million which were purchased as part of the outsourcing services provided to our clients. The amounts are comparable to the investments made in 2006.

The $53.3 million invested in capital assets was $12.2 million higher than in 2006 due mainly to the purchase of computer equipment to support our contracts. Computer equipment additions were $32.7 million as compared to $14.5 million in 2006 as we purchased certain computer equipment that would have previously been financed by operating leases as the combination of income tax and interest rates made their financing less attractive. Leasehold improvement additions were $16.7 million for 2007 which are lower than 2006 by $3.3 million. During the year, we continued to invest in our facilities primarily in our India and U.S. offices.

In fiscal 2007, we spent $17.3 million in business acquisitions predominately for the initial installment of Codesic. This compares to 2006 when $25.6 million was disbursed mainly relating to Plaut Consulting SAS and Pangaea Systems Inc. In fiscal 2005, $66.2 million was disbursed when we acquired AGTI Consulting Services Inc., MPI Professionals and Silver Oak Partners Inc.

Research expenses were $35.7 million as compared to $27.9 million for 2006 and are accounted for within our costs of services, selling and administrative expenses. We seek new technology applications, or conceptually formulate and design possible prototypes or process alternatives that could potentially lead to new solutions for either existing or new clients. The combined gross research and development spending, both capitalized and expensed, was $73.1 million compared with $68.9 million last year.

The investment of $24.2 million in contract costs was mainly related to transition costs for new outsourcing contracts. The investment is comparable to the prior years' investment levels.

The $30.1 million in proceeds from sale of assets and businesses in fiscal 2006 mainly pertains to the disposal of our electronic switching assets.

Cash Used in Financing Activities

In 2007, financing activities consumed $416.8 million. This includes repayments of $353.6 million on our credit facilities further reducing our net debt to capitalization ratio to 16.8%. As well, we purchased $128.5 million in CGI stock under the current and previous Normal Course Issuer Bid, while the issuance of shares upon the exercise of stock options generated $42.7 million in proceeds.

In fiscal 2006, financing activities consumed $294.1 million. We repurchased $926.1 million of our shares which included consideration and related costs of $866.0 million for the repurchase of 100 million Class A subordinate shares from BCE. This repurchase was partially financed through $738.6 million from our credit facilities. In addition, $60.1 million was used to repurchase shares under the Normal Course Issuer Bid program . During the year, we repaid $172.0 million of our debt. Additionally, we generated proceeds from the issuance of shares of

Management's Discussion and Analysis of Financial Position and Results of Operations

For the year ended September 30, 2007

$58.0 million mainly from the exercise of warrants by Desjardins, BCE, and the majority shareholders. Since June 30, 2006, the Company has had no warrants outstanding.

Contractual Obligations

			Payments Due By Period			
Commitment Type	Total	Less than 1 year	2nd and 3rd years	4th and 5th years	Years 6 to 10	After 10 years
(in '000 of dollars)						
Long-term debt	**464,547**	7,396	88,090	349,434	19,627	-
Capital lease obligations	**8,644**	2,419	4,543	1,682	-	-
Operating leases						
Rental of office space [1]	**933,304**	120,390	214,639	151,029	278,422	168,824
Computer equipment and other	**114,019**	66,522	41,857	4,408	1,232	-
Automobiles	**5,244**	2,308	2,536	400	-	-
Long-term service agreements [1]	**140,738**	33,459	74,088	26,523	6,668	-
Total contractual obligations	**1,666,496**	**232,494**	**425,753**	**533,476**	**305,949**	**168,824**

1: Included in these obligations are $41.6 million of office space leases from past acquisitions and $1.2 million of long-term service agreements which are recorded in accounts payable and accrued liabilities, accrued integration charges and other long-term liabilities and long-term debt.

We are committed under the terms of contractual obligations with various expiration dates, primarily for the rental of premises, computer equipment used in outsourcing contracts and long-term service agreements in the aggregate amount of $1,666.5 million. In 2007, total contractual obligations decreased by $551.2 million, due to our repayments of long-term debt and rent payments made in the normal course of our operations.

In addition, following changes to the shareholders' agreement of CIA, CGI was committed to purchase the remaining 39.3% of shares of CIA by October 1, 2011. As of September 30, 2007, 35.3% of shares of CIA remain to be purchased. The purchase price of the remaining shares will be calculated by a formula as defined in the shareholders' agreement.

Management's Discussion and Analysis of Financial Position and Results of Operations
For the year ended September 30, 2007

Capital Resources

	Total commitment	Available at September 30, 2007	Outstanding at September 30, 2007
(in '000 of dollars)	**$**	$	$
Cash and cash equivalents	**-**	88,879	-
Unsecured committed revolving facilities [1]	**1,500,000**	1,219,542	280,458 [2]
Lines of credit and other facilities [1]	**25,000**	25,000	-
Total	**1,525,000**	1,333,421	280,458 [2]

1: Excluding any existing credit facility under non-majority owned entities.
2: Consists of drawn portion of $265.0 million and Letters of Credit for $15.5 million.

Our cash position and bank lines are sufficient to support our growth strategy. At September 30, 2007, cash and cash equivalents were $88.9 million, none of which were in asset backed commercial paper products. Cash equivalents typically include commercial papers, money market funds and term deposits as well as bankers' acceptances and bearer deposit notes issued by major Canadian banks, all with an initial maturity of less than three months.

The $1.5 billion credit facility is composed of a $1.3 billion Canadian revolving facility and $200 million U.S. revolving facility. Upon our request, the amount of the revolving facilities could be apportioned differently. The Canadian revolving facility is available in Canadian dollars, by way of Prime Rate Loans or the issuance of Banker's Acceptance, in U.S. dollars by way of U.S. Base Rate Loans or Libor Loans and in sterling and euros, by way of Libor Loans and by way of issuance of Letters of Credit. The U.S. revolving facility is available in U.S. dollars by way of U.S. Prime Rate Loans or Libor Loans, in sterling and euros, by way of Libor Loans and by way of issuance of Letters of Credit.

The revolving period of the credit facilities is five years and could be extended annually. The facility also includes an accordion feature providing that at any time during the revolving period, we may request to increase the facility by $250 million. The increase is only subject to obtaining additional commitment from the bank group or from other participants. The facility contains covenants that require the Company to maintain a leverage ratio, an interest and rent coverage ratio and a minimum net worth. The renegotiation of these ratios of the facility has increased the flexibility of the Company to complete large acquisitions. At September 30, 2007, CGI was in compliance with the covenants of its long-term debt.

At September 30, 2007, the amount available under the credit facility amounted to $1,219.5 million with $25 million available under another demand line of credit.

As of September 30, 2007, the facility was bearing interest at Banker's Acceptance (B.A.) plus 0.625%. The interest on the facility is subject to the leverage ratio and goes from B.A. or Libor plus 0.625% to B.A. or Libor plus 1.35%. The unused portion of the facility is subject to a stand-by fee of 0.10% as of September 30, 2007, and could increase up to 0.35% depending of the leverage ratio.

CGI GROUP INC.

23

Management's Discussion and Analysis of Financial Position and Results of Operations

For the year ended September 30, 2007

Total long-term debt decreased by $340.1 million to $473.2 million at September 30, 2007, compared with $813.3 million at September 30, 2006. The variation resulted primarily from the net reimbursement of $323.5 million of our credit facility and the impact from the fluctuations of foreign currencies against the Canadian dollar.

Annually, our Board of Directors evaluates whether or not to pay a dividend, as well as whether to renew the share repurchase program. In fiscal 2007, we did not pay a dividend.

Selected Measures of Liquidity and Capital Resources

	As at September 30, 2007	As at September 30, 2006	As at September 30, 2005
Net debt to capitalization ratio	16.8%	27.2%	0.3%
Days sales outstanding *(in days)*	44	52	48
Return on invested capital [1]	11.1%	6.6%	8.7%

1: The return on invested capital ratio represents the proportion of the after-tax adjusted EBIT net of restructuring costs related to specific items over the last four quarters' average invested capital (sum of equity and debt less cash and cash equivalents).

The net debt to capitalization ratio decreased to 16.8% due to debt reduction efforts throughout fiscal 2007.

DSO decreased by eight days to 44 when compared with last year, mainly due to the timing of payments from our large clients and our continued focus on cash management. In calculating DSOs, we subtract the deferred revenue balance and the tax credits receivable from the accounts receivable and work in progress. Payments from clients in advance of work being performed may fluctuate from year to year depending on the timing of payments received from outsourcing clients.

Return on invested capital for the 12 months ending September 30, 2007, was 11.1% up from 6.6% last year. This was mainly driven by the benefits resulting from the restructuring program which lowered our cost base and improved profitability. The decline of 2.1% when comparing 2006 versus 2005, is due to restructuring charges and the reduction in work levels from BCE.

Off-Balance Sheet Financing and Guarantees
We do not engage in the practice of off-balance sheet financing, except for the use of operating leases for office space, computer equipment and vehicles. In accordance with GAAP, neither the lease liability nor the underlying asset is carried on the balance sheet as the terms of the leases do not meet the threshold for capitalization. We also enter into agreements to provide financial or performance assurances to third parties on the sale of assets, business divestitures guarantees and U.S. Government contracts.

In connection with sales of assets and business divestitures, we may be required to pay counterparties for costs and losses incurred as the result of breaches in representations and warranties, intellectual property right infringement and litigation against counterparties. While many

Management's Discussion and Analysis of Financial Position and Results of Operations

For the year ended September 30, 2007

of the agreements specify a maximum potential exposure of approximately $65.0 million in total, many do not specify a maximum amount or limited period. It is impossible to reasonably estimate the maximum amount that may have to be paid under such guarantees. The amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. No amount has been accrued in the consolidated balance sheets relating to this type of indemnification as at September 30, 2007. The Company does not expect to incur any potential payment in connection with these guarantees which will have a materially adverse effect on its consolidated financial statements.

We are also engaged to provide services under contracts with the U.S. Government. The contracts are subject to extensive legal and regulatory requirements and, from time to time, agencies of the U.S. Government investigate whether our operations are being conducted in accordance with these requirements. Generally, the Government has the right to change the scope of, or terminate, these projects at its convenience. The termination or a reduction in the scope of a major government project could have a material adverse effect on our results of operations and financial condition.

In the normal course of business, we may provide certain clients, principally governmental entities, with bid and performance bonds. In general, we would only be liable for the amount of the bid bonds if we refuse to perform the project once the bid is awarded. We would also be liable for the performance bonds in the event of default in the performance of our obligations. As at September 30, 2007, we had committed for a total of $71.8 million for these types of bonds. To the best of our knowledge, we are in compliance with our performance obligations under all service contracts for which there is a performance or bid bond, and the ultimate liability, if any, incurred in connection with these guarantees would not have a material adverse effect on our consolidated results of operations or financial condition.

As at September 30, 2007, the Company has also entered into agreements for a total of $4.2 million that include indemnities in favour of third parties, mostly tax indemnities.

In addition, we provided a guarantee of $5.9 million on the residual value of leased equipment, accounted for as an operating lease, at the expiration of the lease term.

Capability to Deliver Results

We believe that we have the capital resources and liquidity necessary to meet our commitments and existing obligations as well as to support our operations and to finance our growth strategies. We also believe that we have the required non-capital resources necessary to achieve our goals for continued growth. These non-capital resources include a strong management team with a very low historical turnover rate, sophisticated management frameworks for a consistent high standard of client service and ongoing managerial training, as well as quality processes that help us integrate and retain new members as part of outsourcing contract wins or acquisitions.

Management's Discussion and Analysis of Financial Position and Results of Operations
For the year ended September 30, 2007

Related Party Transactions

As a result of the Company's repurchase of its shares in fiscal 2006, BCE no longer held its significant influence over CGI's operating, financing, and investing activities. Please refer to Note 23 to the consolidated financial statements for details of the 2005 transaction history with BCE.

In the normal course of business, CGI is party to contracts with Innovapost, a joint venture, pursuant to which CGI is its preferred IT supplier. The Company exercises joint control over Innovapost's operating, financing and investing activities through its 49% ownership interest. The Company's share of the transactions and resulting balances, which were measured at commercial rates, are presented below:

Innovapost			
Years ended September 30	**2007**	2006	2005
(in '000 of dollars)			
Revenue	**120,010**	100,994	102,699
Accounts receivable	**9,310**	9,490	4,112
Work in progress	**3,648**	1,528	1,290
Prepaid expenses and other current assets	**-**	-	2,019
Contract costs	**13,746**	16,239	17,301
Accounts payable and accrued liabilities	**-**	147	1,254
Deferred revenue	**1,868**	509	-

CGI GROUP INC.

Management's Discussion and Analysis of Financial Position and Results of Operations
For the year ended September 30, 2007

Fourth Quarter Results

The fourth quarter of CGI's fiscal 2007 was focused on generating revenue growth mainly through the signing of contracts and extensions with new and existing clients. Having fully annualized the benefits of our competitive position strengthening program, we have also continued our commitment to more efficiently manage our operations thus improving our overall profitability.

Revenue Variation and Revenue by LOB

The following table provides a summary of our revenue growth, in total and by LOB, separately showing the impacts of foreign currency variations between 2007 and 2006. The 2006 revenue by LOB is recorded reflecting the actual foreign exchange rates for the year.

For the 3 months ended September 30	**2007**	2006	**Change**
(in '000 of dollars except for percentage)			
Revenue	**922,846**	845,820	**9.1%**
Variation prior to foreign currency impact	**11.3%**	-4.0%	
Foreign currency impact	**-2.2%**	-2.5%	
Variation over previous year	**9.1%**	-6.5%	
IT services revenue prior to foreign currency impact	**827,426**	735,129	**12.5%**
Foreign currency impact	**(15,760)**	-	**-2.1%**
IT services revenue	**811,666**	735,129	**10.4%**
BPS revenue prior to foreign currency impact	**113,824**	110,691	**2.8%**
Foreign currency impact	**(2,644)**	-	**-2.4%**
BPS revenue	**111,180**	110,691	**0.4%**
Revenue	**922,846**	845,820	**9.1%**

For the fourth quarter of 2007, revenue was $922.8 million representing 11.3% growth on a constant currency basis. The impact of foreign currency was -2.2% primarily due to unfavourable U.S. dollar fluctuations.   From a client perspective, revenue growth on a constant currency basis was 12% for Canada, 11% for the U.S. and 7% for Europe and Asia.

Management's Discussion and Analysis of Financial Position and Results of Operations

For the year ended September 30, 2007

In the fourth quarter of 2007, on a constant currency basis, revenue in IT services increased by $92.3 million or 12.5% versus the same quarter in the prior year. This was mainly due to higher work volumes from BCE, revenue associated with a license sale for our oil and gas clients in Western Canada, as well as growth from new and existing clients across all geographies and targeted verticals.

BPS revenue increased in the quarter by $3.1 million or 2.8% on a constant currency basis, mainly driven by new contracts with existing clients in our U.S. healthcare sector and document management services. These increases were partially offset by lower claim processing revenue from our insurance business.

Adjusted EBIT by LOB

For the 3 months ended September 30	**2007**	2006	**Change**
(in '000 of dollars except for percentage)			
IT services	**99,020**	93,130	**6.3%**
As a percentage of IT services revenue	*12.2%*	*12.7%*	
BPS	**16,021**	16,483	**-2.8%**
As a percentage of BPS services revenue	*14.4%*	*14.9%*	
Corporate	**(13,515)**	(18,492)	**-26.9%**
As a percentage of revenue	*-1.5%*	*-2.2%*	
Adjusted EBIT	**101,526**	91,121	**11.4%**
Margin	*11.0%*	*10.8%*	

Adjusted EBIT for IT services increased by $5.9 million in the fourth quarter of 2007 when compared to the same quarter last year, while the margin decreased from 12.7% to 12.2%. The variance in adjusted EBIT margin % is mainly due to the impact from last year's sale of a business solution license.

In our BPS LOB, the decrease of $0.5 million in adjusted EBIT is the result of continued volume reductions in our insurance business, partly offset by more business outside of this sector.

For the quarter ended September 30, 2007, the decrease in corporate expenses reflects our ongoing commitment to strengthen the Company's competitive position by cost containment and improved efficiencies through ongoing investments in toolsets and process improvements.

Management's Discussion and Analysis of Financial Position and Results of Operations
For the year ended September 30, 2007

Net Earnings

For the three months ended September 30	**2007**	2006	**Change**
(in '000 of dollars except for percentage)			
Adjusted EBIT	**101,526**	91,121	**11.4%**
Margin	*11.0%*	*10.8%*	
Restructuring costs related to specific items	**-**	20,931	**-**
Interest on long-term debt	**8,330**	13,439	**-38.0%**
Other income, net	**(3,429)**	(1,448)	**136.8%**
Gain on sale of assets	**(700)**	-	**-**
Non-controlling interest, net of income taxes	**198**	-	**-**
Earnings before income taxes	**97,127**	58,199	**66.9%**
Income taxes	**31,550**	18,667	**69.0%**
Tax Rate	**32.5%**	32.1%	
Net earnings	**65,577**	39,532	**65.9%**
Margin	**7.1%**	4.7%	
Weighted average number of Class A subordinate shares and Class B shares *(basic)*	**327,727,002**	336,941,173	**-2.7%**
Weighted average number of Class A subordinate shares and Class B shares *(diluted)*	**334,520,373**	337,497,214	**-0.9%**
Basic earnings per share *(in dollars)*	**0.20**	0.12	**70.5%**
Diluted earnings per share *(in dollars)*	**0.20**	0.12	**67.4%**

Earnings from operations before income taxes have increased mainly as a result of our growth and the benefits of our Competitive Position Strengthening Program. These benefits have contributed to a stronger adjusted EBIT margin, increasing from 10.8% in the fourth quarter of 2006 to 11.0% in the fourth quarter of 2007. Furthermore, interest expense decreased as we continue to pay down our long-term debt.

The variance in other income, net relates to interest earned on research and development claims received during the quarter.

The increase in income taxes of $12.9 million over prior year is due to the improved adjusted EBIT margin and the $20.9 million of restructuring costs incurred in the same period last year.

Management's Discussion and Analysis of Financial Position and Results of Operations

For the year ended September 30, 2007

During the fourth quarter of 2007, the Company repurchased 5,646,900 of its Class A subordinate shares for $62,640,184 at an average price of $11.09.

Summary of Quarterly Results

	2007				2006			
Quarterly results	**Q4**	**Q3**	**Q2**	**Q1**	Q4	Q3	Q2	Q1
Backlog *(in millions of dollars)*	**12,042**	**12,165**	**12,254**	**12,555**	12,722	13,303	13,686	12,901
Bookings *(in millions of dollars)*	**841**	**807**	**859**	**769**	462	787	1,746	1,002
Revenue								
Revenue *(in '000 of dollars)*	**922,846**	**933,318**	**951,342**	**904,060**	845,820	866,504	866,836	898,463
Year-over-year revenue growth prior to foreign currency impact	**11.3%**	**8.0%**	**8.3%**	**1.2%**	-4.0%	-3.4%	-2.4%	-1.3%
Cost of services, selling and administrative expenses	**767,781**	**788,767**	**805,519**	**764,038**	713,573	746,395	759,706	776,847
Margin	*83.2%*	*84.5%*	*84.7%*	*84.5%*	*84.4%*	*86.1%*	*87.6%*	*86.5%*
Profitability								
Net earnings prior to restructuring costs related to specific items *(in '000 of dollars)*	**65,577**	**64,433**	**62,711**	**58,361**	53,145	46,392	34,822	56,908
Margin	**7.1%**	**6.9%**	**6.6%**	**6.5%**	6.3%	5.4%	4.0%	6.3%
Basic EPS prior to restructuring costs related to specific items *(in dollars)*	**0.20**	**0.20**	**0.19**	**0.18**	0.16	0.14	0.10	0.13
Diluted EPS prior to restructuring costs related to specific items *(in dollars)*	**0.20**	**0.19**	**0.19**	**0.18**	0.16	0.14	0.10	0.13
Net earnings *(in '000 of dollars)*	**65,577**	**64,433**	**62,711**	**43,681**	39,532	35,944	14,149	56,908
Margin	*7.1%*	*6.9%*	*6.6%*	*4.8%*	*4.7%*	*4.1%*	*1.6%*	*6.3%*
Basic EPS (in dollars)	**0.20**	**0.20**	**0.19**	**0.13**	0.12	0.11	0.04	0.13
Diluted EPS (in dollars)	**0.20**	**0.19**	**0.19**	**0.13**	0.12	0.11	0.04	0.13
Weighted average number of Class A subordinate shares and Class B shares - Basic (in '000)	**327,727**	**328,831**	**329,057**	**330,451**	336,941	338,714	344,825	430,487
Weighted average number of Class A subordinate shares and Class B shares - Diluted (in '000)	**334,520**	**335,529**	**332,898**	**331,589**	337,497	339,565	349,345	434,156

On a constant currency basis, our revenue grew in each quarter throughout fiscal 2007, with the strongest year-over-year growth seen in the fourth quarter at 11.3%.

As a result of the benefits delivered by the Competitive Position Strengthening Program, net earnings prior to restructuring costs relating to specific items margin improved from 6.3% in the fourth quarter of 2006 to 7.1% in the latest quarter.

CGI GROUP INC.

Management's Discussion and Analysis of Financial Position and Results of Operations
For the year ended September 30, 2007

Since September 30, 2005, the number of shares outstanding has decreased significantly. In 2007, we repurchased 12,339,400 shares of CGI on the open market offset by the issuance of 5,544,830 shares related to the exercise of options. In the second quarter of 2006, we repurchased and cancelled 100 million shares from BCE. As well, in the third quarter of 2006, warrants were exercised by Desjardins, BCE, and the majority shareholders which resulted in the issuance of 7,567,227 shares. As a result, throughout fiscal 2007 the number of outstanding shares has decreased compared to the prior year.

Quarterly Variances
There are factors causing quarterly variances which may not be reflective of the Company's future performance. First, there is seasonality in SI&C work, and the quarterly performance of these operations is impacted by occurences such as vacations and the number of statutory holidays in any given quarter. Outsourcing contracts including BPS are affected to a lesser extent by seasonality. Second, the workflow from some clients may fluctuate from quarter to quarter based on their business cycle and the seasonality of their own operations. Third, the savings that we generate for a client on a given outsourcing contract may temporarily reduce our revenue stream from this client, as these savings may not be immediately offset by additional work performed for this client.

In general, cash flow from operating activities could vary significantly from quarter to quarter depending on the timing of monthly payments received from large clients, cash requirements associated with large acquisitions and outsourcing contracts, the timing of the reimbursements for various tax credits as well as profit sharing payments to members and the timing of restructuring cost payments.

Foreign exchange fluctuations also contribute to quarterly variances, and these variances are likely to increase as the percentage of revenue in foreign currencies increases. From a margin perspective, CGI benefits from a natural hedge against currency fluctuations driven by U.S. dollar expenses incurred in Canada, such as licenses, maintenance, insurance and interest expenses.

Summary of Significant Accounting Policies
The annual audited consolidated financial statements for the years ended September 30, 2007, 2006, and 2005 include all adjustments that the management of CGI considers necessary for a fair presentation of the financial position, results of operations and cash flows.

Certain comparative figures have been reclassified in order to conform to the current year presentation.

Critical Accounting Estimates
The Company's significant accounting policies are described in Note 2 to the September 30, 2007 audited consolidated financial statements. The preparation of the consolidated financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Because of the use of estimates inherent in the financial reporting process, actual results could differ from those estimates.

Management's Discussion and Analysis of Financial Position and Results of Operations
For the year ended September 30, 2007

Areas Impacted by Estimates	Consolidated Balance Sheets	Consolidated Statements of Earnings			
		Revenue	Costs of services, selling and administrative	Amortization/ Impairment	Restructuring costs related to specific items	Income taxes
Allowance for doubtful accounts	X		X			
Goodwill	X			X		
Income taxes	X					X
Accounts payable and accrued liabilities	X		X			
Accrued integration charges	X		X			
Revenue recognition	X[1]	X				
Stock based compensation costs	X		X			
Contract costs	X	X		X		
Investment tax credits and government assistance	X		X			
Impairment of long-lived assets	X			X		
Restructuring costs related to specific items	X				X	

1: Accounts receivable, work in progress and deferred revenue.

Allowance for doubtful accounts
The allowance for doubtful accounts is established when collection of amounts due from clients is deemed improbable. The allowance is reviewed periodically and is based on an analysis of specific outstanding accounts, aging of trade receivables, historical collection experience and client creditworthiness. Indicators of improbable collection include client bankruptcy, client litigation, industry downturns, client cash flow difficulties or ongoing service or billing disputes.

Goodwill
Goodwill is assessed for potential impairment, at the reporting unit level, at least annually or when events or changes in circumstances exist such that the carrying amount may not be recoverable. Such assessment requires a comparison of the fair value of the reporting unit to its carrying value. The estimate of fair value of a reporting unit is based on a discounted cash flows analysis using management approved key assumptions such as future cash flows, growth projections, terminal values and discount rates. Significant changes in the estimates and assumptions used in goodwill impairment testing will not impact cash flows generated from our operations.

Management's Discussion and Analysis of Financial Position and Results of Operations
For the year ended September 30, 2007

Income taxes

The Company measures income tax assets and liabilities, both current and future, according to enacted or substantively enacted income tax legislation that is expected to apply when the asset is realized or the liability settled. The applicable income tax legislation and regulations are subject to the Company's interpretation. An assessment of the ultimate realization of the future income taxes generated from temporary differences between the book and the tax value of assets and liabilities as well as tax losses carried forward is performed regularly. The conclusion of whether it is more likely than not that future assets will be realized includes making assessments of expectations of future taxable income. The ultimate amount of future income taxes and income tax provisions could be materially different from those recorded, as is it influenced by future operating results of the Company and its tax interpretations.

Accounts payable and accrued liabilities

The Company accrued for costs incurred to restructure and integrate the acquired businesses and for other liabilities requiring significant judgment. Contingencies for pending or threatened litigation, guarantees and other possible liabilities involve uncertainty as to possible gain or loss to the Company that will ultimately be resolved when one or more future events occur or fail to occur. Resolution of the uncertainty may confirm the reduction of a liability or the occurrence of a liability. The accrued liabilities are based on historical experience, current trends and other assumptions that are believed to be reasonable under the circumstances.

Accrued integration charges

Accrued integration charges are comprised mostly of provisions related to leases for premises occupied by the acquired businesses which the Company plans to vacate. The costs of closure of facilities are estimated at the business acquisition date and the adjustments to the initial provision are made as soon as the Company's management has gathered all the significant information. Key assumptions include discount rate and the possibility to sublease vacated premises. The discount rate assumption used to calculate the present value of the Company's projected payments was determined using the interest rate on the unsecured notes of the Company. The possibility to sublease vacated premises was determined using the experience of the Company's management and the knowledge of the Company's advisers regarding specific regions and characteristics of premises.

Furthermore, there are various claims and pending actions against the Company arising in the ordinary course of its business as well as inherited from business acquisitions. Certain of these actions seek damages in significant amounts. Among other things, the Company considers the period in which the underlying cause of the claim occurred, the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of the loss to determine whether a loss accrual or disclosure in the consolidated financial statements is required.

Revenue recognition

The determination of revenue and costs on arrangements that use the percentage-of-completion method requires judgment and estimation. The method requires estimates of costs and profits over the entire term of the arrangement, including estimates of resources and costs necessary to complete performance. Moreover, if total costs from a contract are to exceed the total revenue from the contract, then a provision for the loss is made in the period in which the loss first becomes apparent. Another assessment, related to a contract which involves the provision of multiple service elements, is to determine whether the total estimated contract revenue that is allocated to each element is

CGI GROUP INC.

based on the relative fair value or vendor specific objective evidence of each element. Revenue is then recognized for each element as for single-element contracts. Management regularly reviews arrangement profitability and the underlying estimates.

Stock based compensation costs
CGI accounts for its stock option plan in accordance with section 3870 of the CICA Handbook. Pursuant to the recommendations of this section, CGI has elected to value the options granted as part of its share-based payment transactions using a Black-Scholes valuation model. The variables in the model include, but are not limited to: the expected stock price volatility over the term of the awards, expected forfeitures, the expected life of the options and the risk-free interest rate. Different assumptions and changes in circumstances could create material differences in our results of operations.

Contract costs
Certain costs incurred upon initiation of an outsourcing contract are deferred and amortized over the contract life. These costs consist primarily of incentives and transition costs. Estimates and assumptions that the Company makes include projecting future cash flows in order to assess the recoverability of these contract costs when events or changes in circumstances exist such that the carrying amount may not be recoverable. To assess recoverability, undiscounted estimated cash flows of the contract are projected over its remaining life and compared to the contract costs carrying amount. Changes in the estimates and assumptions on one or more contracts will not impact the cash flows generated by the Company's operations.

Investment tax credits and government assistance
The Company receives refundable tax credits on salaries and tax credits on research and software development costs, which meet the criteria of investment tax credits. The Company is subject to annual audits to verify the amount for which it is entitled and whether it operates eligible activities under the terms of various government tax credit programs. An assessment of the proportion of eligible expenses and of the acceptability rate by these different governments are performed periodically.

Impairment of long-lived assets
The Company tests the recoverability of long-lived assets, such as finite-life intangibles and capital assets, when events or changes in circumstances exist that the carrying amount may not be recoverable. For finite-life intangibles, such as business solutions, software licenses and customer relationships, estimates and assumptions include determining the appropriate period over which to amortize the capitalized costs based on the estimated useful lives and estimating the related future cash flows, and assessing these against the unamortized balances. For internal-use software included in finite-life intangibles and for capital assets, the appropriate amortization period is based on estimates of the Company's ability to utilize these assets on an ongoing basis. To assess the recoverability of capitalized software costs, the Company must estimate future revenue, costs and future cash inflows and outflows. Changes in the estimates and assumptions used in long-lived assets impairment testing will not impact the cash flows generated by the Company's operations.

Restructuring costs related to specific items
The Company announced in the second quarter of fiscal 2006 a plan to reduce its workforce and to close and consolidate certain facilities. The plan was initiated largely because of lower than expected BCE work volumes and in an effort to reduce costs and improve its profitability. The charge was comprised of severance costs and costs related to the consolidation and closure of facilities. The recognition of these charges

CGI GROUP INC.

required management to make certain judgments and estimates regarding the nature, timing and amount associated with these plans. For leased facilities that have been abandoned or subleased, the estimated lease cost represents future lease payments subsequent to abandonment less estimated sublease income. At each reporting date, we will evaluate the accruals for closed facilities and employee severances to ensure that the accruals are still appropriate.

Changes in Accounting Policies

The Company adopted the following new Handbook sections issued by the CICA which were effective for interim periods beginning on or after October 1, 2006, none of which had a significant effect on the consolidated financial statements:

a) Section 3855, "Financial Instruments – Recognition and Measurement", describes the standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. All financial assets, except for those classified as held-to-maturity, loans and receivables, and derivative financial instruments are measured at their fair values. All financial liabilities are measured at their fair values. All financial liabilities are measured at their fair values when they are classified as held for trading purposes. Otherwise, they are measured at their carrying value.

   The Company has made the following classifications:

   - Cash and cash equivalents and deferred compensation assets and obligations are classified as held for trading and are measured at fair value. Changes in fair value are recorded in net earnings.
   - Accounts receivable, work in progress and funds held for clients are classified as loans and receivables and recorded at amortized cost.
   - Accounts payable and accrued liabilities, accrued compensation, integration charges, long-term debt, asset retirement obligations, revolving credit facility and clients' funds obligations are classified as other liabilities and measured at amortized cost.

   Transaction costs are comprised primarily of legal, accounting and other costs directly attributable to the issuance of the respective financial assets and liabilities. Transaction costs are capitalized to the cost of financial assets and liabilities classified as other than held for trading. As a result of the new policy, such costs previously reported as deferred financing fees have been reclassified against long-term debt and adjusted by a credit, net of related income taxes, to retained earnings to reflect the utilization of the effective interest method instead of the straight-line method previously applied. The amount of the adjustment was not significant.

b) Section 3861, "Financial Instruments – Disclosure and Presentation", establishes standards for presentation of financial instruments and non-financial derivatives, and identifies the information that should be disclosed about them.

c) Section 1530, "Comprehensive Income", and Section 3251, "Equity". Comprehensive income is the change in equity of an enterprise during a period arising from transactions and other events and circumstances from non-owner sources. It includes items that would normally not be included in net income such as changes in the foreign currency translation adjustment relating to self-sustaining foreign operations and unrealized gains or losses on available-for-sale financial instruments. This section describes how to report and disclose comprehensive income and its components. Section 3251, "Equity", replaces Section 3250, "Surplus", and establishes standards for the presentation of equity and changes in equity as a result of the new requirements of Section 1530, "Comprehensive Income". As a result of the adoption of this section, the consolidated financial statements now include a statement of comprehensive income.

d) Section 3865, "Hedges", describes when hedge accounting is appropriate. Hedge accounting ensures that all gains, losses, revenues and expenses from the derivative and the item it hedges are recorded in the statement of earnings in the same period.

Future Accounting Changes

The CICA has issued the following new Handbook sections:

a) Section 3862, "Financial Instruments — Disclosures", effective for interim periods beginning on or after October 1, 2007. This section describes the required disclosure for the assessment of the significance of financial instruments for an entity's financial position and performance and of the nature and extent of risks arising from financial instruments to which the entity is exposed and how the entity manages those risks. This section and Section 3863, "Financial Instruments – Presentation" will replace Section 3861, "Financial Instruments – Disclosure and Presentation."

b) Section 3863, "Financial Instruments — Presentation", effective for interim periods beginning on or after October 1, 2007. This section establishes standards for presentation of the financial instruments and non-financial derivatives.

c) Section 1535, "Capital disclosures", effective for interim periods beginning on or after October 1, 2007. This section establishes standards for disclosing information about an entity's capital and how it is managed. It describes the disclosure requirements of the entity's objectives, policies and processes for managing capital, the quantitative data relating to what the entity regards as capital, whether the entity has complied with capital requirements, and, if it has not complied, the consequences of such non-compliance.

The Company assessed that the impact of these standards will not be significant as they related to note disclosure.

Financial Instruments

From time to time, the Company uses various financial instruments to manage its exposure to fluctuations of foreign currency exchange rates. The Company does not hold or use any derivative instruments for speculative trading purposes. The Company enters into financial instrument contracts, such as foreign currency denominated debt, to hedge its net investment in foreign subsidiaries. Foreign exchange translation gains or losses on the net investment are recorded under foreign currency translation adjustment. Any realized or unrealized gains or losses on instruments covering the net investment are also recognized in the foreign currency translation adjustment.

Risks and Uncertainties

While we are confident about our long-term prospects, the following risks and uncertainties could affect our ability to achieve our strategic vision and objectives for growth and should be considered when evaluating our potential as an investment.

Management's Discussion and Analysis of Financial Position and Results of Operations
For the year ended September 30, 2007

Risks Related to our Industry

The competition for contracts – We have a disciplined approach to the management of all aspects of our business, with almost all of our operations certified under ISO 9001. Our management processes were developed to help us ensure that our members consistently deliver services according to our high standards and they are based on strong values underlying our client-focused culture. These processes have contributed to our high contract win and renewal rates to date. Additionally, we have developed a deep strategic understanding of the five verticals we target, and this helps enhance our competitive position. CGI is a leading provider of IT services and BPS in Canada, and through a combination of organic growth and acquisitions, we continue to strengthen our position in the U.S. market. We have made good progress in growing our revenue from the U.S. and internationally over time and expect this trend to continue. However, the market for new IT and BPS outsourcing contracts remains very competitive and there can be no assurances that we will continue to compete successfully.

The length of the sales cycle for major outsourcing contracts – As outsourcing deals become larger and more complex, the Company is experiencing longer selling cycles. In the past, we experienced cycles lasting between six and eighteen months, which now are between twelve and twenty-four months. The lengthening sales cycle could affect our ability to meet annual growth targets.

The availability and retention of qualified IT professionals – There is strong demand for qualified individuals in the IT industry. Over the years, we have been able to successfully attract and retain highly qualified staff, due in large part to our solid culture, strong values and emphasis on career development, as well as performance-driven remuneration. In addition, we have implemented a comprehensive program aimed at attracting and retaining qualified and dedicated professionals. We believe that we are a preferred employer in the IT services industry. We also secure access to additional qualified professionals through outsourcing contract wins and business acquisitions.

The ability to continue developing and expanding service offerings to address emerging business demands and technology trends – We strive to remain at the forefront of developments in the IT services industry, thus ensuring that we can meet the evolving needs of our clients. We achieved this expertise as a result of our specialization in five targeted verticals; our non-exclusive commercial alliances with hardware and software vendors and strategic alliances with major partners; our development of proprietary IT solutions; regular training and sharing of professional expertise across our network of offices and professionals; and business acquisitions that provide specific knowledge or added geographic coverage.

Infringing on the intellectual property rights of others – We cannot be sure that our services and offerings do not infringe on the intellectual property rights of third parties, and we may have infringement claims asserted against us. These claims may be costly, harm our reputation, and prevent us from providing some services and offerings. We enter into licensing agreements with our clients for the right to use intellectual property that includes a commitment to indemnify the licensee against liability and damages arising from any third-party claims of patent, copyright, trademark or trade secret infringement. In some instances, the amount of these indemnity claims could be greater than the revenue we receive from the client. Any claims or litigation in this area, whether we ultimately win or lose, could be time-consuming and costly, injure our reputation, or require us to enter into royalty or licensing arrangements. Any limitation on our ability to sell or use products or services that incorporate challenged software or technologies could cause us to lose revenue-generating opportunities or require us to incur additional expenses to modify solutions for future projects.

Management's Discussion and Analysis of Financial Position and Results of Operations
For the year ended September 30, 2007

Protecting our intellectual property rights – Our success depends, in part, on our ability to protect our proprietary methodologies, processes, know-how, tools, techniques and other intellectual property that we use to provide our services. Our general practice is to pursue patent, copyright, trademark, trade secret or other appropriate intellectual property protection that is reasonable and necessary to protect and leverage our intellectual assets. For instance, all CGI business solutions will benefit from copyright protection, and patent protection where available. Furthermore, CGI requires its clients, partners and subcontractors to execute a Non-Disclosure Agreement when entering into a business relationship in order to protect its intellectual property against appropriation or infringement. We also assert trademark rights in and to our name, product names, logos and other markings used to identify our goods and services in the marketplace. We routinely file for and have been granted trademark registrations from the U.S. Patent and Trademark Office and other trademark offices worldwide. The same is done for our CGI domain name on the internet. All of these actions taken by CGI allows CGI to enforce its intellectual property rights should the need arise. However, the laws of some countries in which we conduct business may offer only limited protection of our intellectual property rights; and despite our efforts, the steps taken to protect our intellectual property may not be adequate to prevent or deter infringement or other misappropriation of intellectual property, and we may not be able to detect unauthorized use of our intellectual property, or take appropriate steps to enforce our intellectual property rights.

Risks Related to our Business
Business mix variations – The proportion of revenue that we generate from shorter-term SI&C projects, versus revenue from long-term outsourcing contracts, will fluctuate at times, affected by acquisitions or other transactions. An increased exposure to revenue from SI&C projects may result in greater quarterly revenue variations.

The financial and operational risks inherent in worldwide operations – We manage operations in 16 countries worldwide, with less than 10% of revenue coming from outside North America. We believe that our Management Foundation, which includes management frameworks and processes that guide business unit leaders in managing our members and clients, helps ensure worldwide operational efficiency and consistency. However, the scope of our worldwide operations makes us subject to currency fluctuations; the burden of complying with a wide variety of national and local laws; differences in, and uncertainties arising from local business culture and practices; multiple and sometimes conflicting laws and regulations, including tax laws; operating losses incurred in certain countries as we develop our international service delivery capabilities and the non-deductibility of these losses for tax purposes; the absence in some jurisdictions of effective laws to protect our intellectual property rights; restrictions on the movement of cash and other assets; restrictions on the import and export of certain technologies; restrictions on the repatriation of earnings; and political, social and economic instability including the threats of terrorism and pandemic illnesses. We have a hedging strategy in place to protect ourselves, to the extent possible, against foreign currency exposure; but, other than the use of financial products to deliver on our hedging strategy, we do not trade derivative financial instruments. While we believe we have effective management processes in place in each office worldwide, any or all of these risks could impact our global business operations and cause our profitability to decline.

The ability to successfully integrate business acquisitions and the operations of IT outsourcing clients – The integration of acquired operations has become a core competency for us as we have acquired a large number of companies since our inception. Our disciplined approach to management, largely based on our management frameworks, has been an important factor in the successful integration of human resources of acquired companies and the IT operations of outsourcing clients. As at September 30, 2007, almost all of our operations had received ISO 9001 certification.

Management's Discussion and Analysis of Financial Position and Results of Operations
For the year ended September 30, 2007

Material developments regarding major commercial clients resulting from such causes as changes in financial condition, mergers or business acquisitions – The company has only one client representing more than 10% of total revenue.

Early termination risk – If we should fail to deliver our services according to contractual agreements, some of our clients could elect to terminate contracts before their agreed expiry date, which would result in a reduction of our earnings and cash flow and may impact the value or our backlog. We have a strong record of successfully meeting or exceeding our clients' needs. We take a professional approach to business, and our contracts are written to clearly identify the scope of our responsibilities and minimize risks. In addition, a number of our outsourcing contractual agreements have termination for convenience and change of control clauses according to which a change in the client's intentions or a change in control of CGI could lead to a termination of the said agreements.

Credit risk concentration with respect to trade receivables – We generate a significant portion of our revenue (11.6% in the fiscal year) from the subsidiaries and affiliates of BCE. However, it is our belief that we are not subject to any significant credit risk in view of our large and diversified client base.

Short-term, project-related contract risks – CGI derives a portion of its revenue from shorter-term, project-oriented contracts. We manage all client contracts utilizing the Client Partnership Management Framework ("CPMF"), a process framework which helps ensure that client projects are all managed according to the same high standards throughout the organization. As a result of the CPMF, there is a high degree of rigour and discipline used to accurately estimate the cost of client engagements. However, a significant portion of engagements are performed on a fixed-price basis. Billing for fixed-price engagements is made in accordance with the contract terms agreed upon with our client, and revenue is recognized based on the percentage of effort incurred to date in relation to the total estimated costs to be incurred over the duration of the respective contract. When making proposals for these types of engagements, we rely on our estimates of costs and timing for completing the projects. These estimates reflect our best judgment regarding the efficiencies of our methodologies and professionals as we plan to apply them to the projects. Any increased or unexpected costs or unanticipated delays in connection with the performance of fixed-price contracts, including delays caused by factors outside our control, could make these contracts less profitable or unprofitable.

Guarantees risk – In the normal course of business, we enter into agreements that may provide for indemnification and guarantees to counterparties in transactions such as consulting and outsourcing services, business divestitures, lease agreements and financial obligations. These indemnification undertakings and guarantees may require us to compensate counterparties for costs and losses incurred as a result of various events, including breaches of representations and warranties, intellectual property right infringement, claims that may arise while providing services or as a result of litigation that may be suffered by counterparties.

Government tax credits risk – A change of control of CGI could translate into a loss of provincial tax credits related to E-Commerce Place and the Cité Multimédia in Montréal, the Carrefour de la nouvelle économie in Saguenay and the Carrefour national des nouvelles technologies de Québec.

Government business risk – Changes in federal, provincial or state government spending policies or budget priorities could directly affect our financial performance. Among the factors that could harm our government contracting business are the curtailment of the government's use

Management's Discussion and Analysis of Financial Position and Results of Operations
For the year ended September 30, 2007

of consulting and technology services firms; a significant decline in spending by the governments, in general, or by specific departments or agencies in particular; the adoption of new laws or regulations that affect companies that provide services to governments; delays in the payment of our invoices by government payment offices; and general economic and political conditions. These or other factors could cause government agencies and departments to reduce their purchases under contracts, to exercise their right to terminate contracts, to issue temporary stop work orders, or not to exercise options to renew contracts, any of which would cause us to lose future revenue. Our client base in the government economic sector is very diversified with contracts from many different departments and agencies in the U.S. and Canada; however, government spending reductions or budget cutbacks at these departments or agencies could materially harm our continued performance under these contracts, or limit the awarding of additional contracts from these agencies.

Legal claims made against our work – We create, implement and maintain IT solutions that are often critical to the operations of our clients' business. Our ability to complete large projects as expected could be adversely affected by unanticipated delays, renegotiations, and changing client requirements or project delays. Such problems could subject us to legal liability, which could adversely impact our business, operating results and financial condition, and may negatively affect our professional reputation. We typically include provisions in our contracts which are designed to limit our exposure to legal claims relating to our services and the applications we develop. These provisions may not protect us or may not be enforceable under some circumstances or under the laws of some jurisdictions.

Risks Related to Business Acquisitions
Difficulties in executing our acquisition strategy – A significant part of our growth strategy is dependent on our ability to continue making niche acquisitions to increase the breadth and depth of our service offerings as well as large acquisitions to specifically increase our critical mass in the U.S. and Europe. We cannot, however, make any assurances that we will be able to identify any potential acquisition candidates, consummate any additional acquisitions or that any future acquisitions will be successfully integrated into our operations and provide the tangible value that had been expected. Without additional acquisitions, we are unlikely to maintain our historic or expected growth rates.

Our management faces a complex and potentially time-consuming task in implementing uniform standards, controls, procedures and policies across our business units. Integrating businesses can result in unanticipated operational problems, expenses and liabilities. In addition, to the extent that management is required to devote significant time, attention and resources to the integration of operations, personnel and technology, our ability to service current clients may be reduced, which may adversely affect our revenue and profitability.

Risks Related to the Market
Economic risk – An economic downturn may cause our revenue to decline. The level of business activity of our clients, which is affected by economic conditions, has a bearing upon the results of our operations. We can neither predict the impact that current economic conditions will have on our future revenue, nor predict when economic conditions will show meaningful improvement. During an economic downturn, our clients and potential clients often cancel, reduce or defer existing contracts and delay entering into new engagements. In general, companies also decide to undertake fewer IT systems projects during difficult economic times, resulting in limited implementation of new technology and smaller engagements. Because there are fewer engagements in a downturn, competition usually increases and pricing for services may decline as competitors, particularly companies with significant financial resources, decrease rates to maintain or increase their market share in our industry and this may trigger pricing adjustments related to the benchmarking obligations within our contracts. Our pricing, revenue and profitability could be negatively impacted as a result of these factors.

Management's Discussion and Analysis of Financial Position and Results of Operations
For the year ended September 30, 2007

Integrity of Disclosure

Our management assumes the responsibility for the existence of appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete and reliable. The Board of Directors' duties include the assessment of the integrity of the Company's internal control and information system.

CGI has a formal Corporate Disclosure Policy as part of its Fundamental Texts whose goal is to raise awareness of the Company's approach to disclosure among the Board of Directors, senior management and employees. The Board of Directors has established a Disclosure Policy Committee responsible for all regulatory disclosure requirements and overseeing the Company's disclosure practices.

The Audit and Risk Management Committee of CGI is composed entirely of unrelated directors who meet the independence and experience requirements of the New York Stock Exchange and the Toronto Stock Exchange. The responsibilities of our Audit and Risk Management Committee include: a) the review of all our public disclosure documents containing audited or unaudited financial information, b) the review and assessment of the effectiveness of our accounting policies and practices concerning financial reporting, c) the review and monitoring of our internal control procedures, programs and policies and assessment of the adequacy and effectiveness thereof, d) recommendation to the Board of Directors of CGI on the appointment of external auditors, the assertion of the external auditors' independence thereof, the review of the terms of their engagement as well as carrying on ongoing discussions with them, e) the review of the audit procedures, f) the review of related party transactions; and g) such other responsibilities usually attributed to audit and risk committees or as directed by our Board of Directors.

The Company evaluated the effectiveness of its disclosure controls and internal controls over financial reporting, supervised by and with the participation of the Chief Executive Officer and the Chief Financial Officer as of September 30, 2007. The CEO and CFO concluded that, based on this evaluation, the Company's disclosure controls and procedures and internal controls over financial reporting, were adequate and effective, at a reasonable level of assurance, to ensure that material information related to the Company and its consolidated subsidiaries would be made known to them by others within those entities.

Legal Proceedings

From time to time, the Company is involved in various litigation matters arising in the ordinary course of its business. As at September 30, 2007, the Company has no reason to believe that the disposition of any such current matters could reasonably be expected to have a material adverse impact on CGI's financial position, results of operations, or the ability to carry on any of its business activities.